UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

SCHEDULE 13D

Amendment No. 3

Millicom International Cellular S.A.
(Name of Issuer)
Common Shares, par value $1.50 each
(including in the form of Swedish Depositary Shares, each representing one Common Share)
(Title of Class of Securities)
L6388F 10 2
(CUSIP Number)
Mikael Larsson
Investment AB Kinnevik (publ)
Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden
011-46-8-562-000-00

Copies to:
Raymond J. Fisher
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
(212) 903 9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	L6388F 10 2	SCHEDULE 13D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment AB Kinnevik (publ)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	7	SOLE VOTING POWER

NUMBER OF		37,835,438 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,835,438 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,835,438 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8% of the Common Shares

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
Item 1. Security and Issuer.
     Investment AB Kinnevik (publ) (“Kinnevik”) hereby amends and supplements its Report on Schedule 13D, as amended by Amendment No. 1 to its Report on Schedule 13D filed on June 17, 2005 (“Amendment No. 1”) and Amendment No. 2 to its Report on Schedule 13D filed on January 23, 2006 (“Amendment No. 2”), with respect to the common shares, par value $1.50 each (the “Common Shares”), of Millicom International Cellular S.A. (“Millicom”). Unless otherwise indicated or the context otherwise requires, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 1 and Amendment No. 2, and references herein to the Common Shares shall include the Swedish Depositary Receipts, each representing one Common Share. This Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It refers only to information that has materially changed since the filing of Amendment No. 2 and is being filed by Kinnevik in connection with the corporate restructuring by Invik & Co AB (“Invik”) and Kinnevik and the change in percentage of beneficial ownership by Kinnevik due to a dilution of share ownership resulting from the events described in Item 2 below.
Item 2. Identity and Background.
     Item 2 of Amendment No. 2 is supplemented as follows:
     Since January 23, 2006, Kinnevik’s percentage ownership has been diluted by a series of share issuances by Millicom. In 2006, Millicom issued 912,769 new shares and transferred 654,852 shares from treasury stock to employees and directors of Millicom following the exercise of stock options and issued 67,513 new restricted shares to employees and directors. As a result, the total number of Millicom shares outstanding increased by 1,635,134 in 2006 after January 23 of that year. Additionally, in 2007, Millicom issued 1,625,872 new shares following the exercise of share options, 89,822 new restricted shares to its employees and directors and 28,686 new shares following the conversion of $1,000,000 of 4% Convertible Notes. As a result, the total number of Millicom shares outstanding increased by 1,744,380 shares in 2007. In 2008, Millicom issued 169,056 new shares from the exercise of share options, 77,720 new restricted shares issued to its employees and directors and 5,622,471 new shares following the conversion of the 4% Convertible Notes. As a result, the total number of Millicom shares outstanding increased by 5,869,247 shares in 2008. In 2009, Millicom issued 139,224 new shares following the exercise of share options and 209,363 new restricted shares to employees and directors, which increased the total number of outstanding shares by 348,587 shares.
     Prior to December 28, 2009, Kinnevik held the Common Shares through its wholly owned subsidiary, Millcellvik AB, an intermediate holding company with a principal business and office address of Skeppsbron 18, Box 2094, S-10313 Stockholm, Sweden. On December 28, 2009, Kinnevik underwent a corporate restructuring whereby Kinnevik sold 100% of its ownership in Millcellvik AB to Kinnevik’s wholly owned subsidiary Invik. Invik is an intermediate holding company with a principal business and office address of Skeppsbron 18, Box 2094, S-10313 Stockholm, Sweden. Thus, following this restructuring, Kinnevik continues to hold its shares in Millicom through its wholly owned subsidiary Millcellvik AB, but rather than holding its interest in Millcellvik AB directly, Kinnevik holds its interest in Millcellvik AB indirectly through its wholly owned subsidiary Invik.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of Amendment No. 2 is supplemented as follows:

     Because the change in the percentage ownership described in Item 2 was not caused by an acquisition of shares, no funds were used.
Item 4. Purpose of Transaction.
     Item 4 of Amendment No. 2 is not amended.
Item 5. Interest in Securities of the Issuer.
     The first table and subsequent paragraph of Item 5(a) of Amendment No. 2 are amended and restated as follows:
(a)	As of the date hereof, the following persons or entities owned Common Shares:

Name of Person or Entity	Number of Common Shares	Percentage of Common Shares
Kinnevik(1)	37,835,438	34.8%
The 1980 Stenbeck Trust(2)	874,542	0.8%
Total	38,709,980	35.6%

(1)	Kinnevik holds the Common Shares through its indirect wholly owned subsidiary, Millcellvik AB. See Item 2 above.

(2)	The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Common Shares held by the 1980 Stenbeck Trust is vested in the trustees of the trusts. The trustees of the 1980 Stenbeck Trust are Leonard Gubar and Henry Guy. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.
     As of February 19, 2010, a number of the directors and executive officers of Kinnevik held Common Shares and options to acquire Common Shares (each of which covers one Common Share and is exercisable from 2005 through 2008). The directors and executive officers in Kinnevik held in aggregate 69,592 Common Shares and options exercisable into 178,328 Common Shares.
     Item 5(a) of the Schedule 13D is supplemented as follows:
     Kinnevik has not made any transactions in Millicom shares since Kinnevik’s previous filing on January 23, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 19, 2010

INVESTMENT AB KINNEVIK (PUBL)
By:	/s/ Mia Brunell Livfors
	Name:	Mia Brunell Livfors
	Title:	President and Chief Executive Officer

By:	/s/ Mikael Larsson
	Name:	Mikael Larsson
	Title:	Chief Financial Officer

SCHEDULE A
     Schedule A of Amendment No. 2 is amended and restated as follows:
INVESTMENT AB KINNEVIK (PUBL)

Name	Position in Kinnevik	Current Employment
Board Members:

CRISTINA STENBECK	Chairman of the Board	Ms. Stenbeck is a member of the Board of Directors of Metro International(1), Modern Times Group MTG(2), Tele2(3) and Korsnäs(4).

VIGO CARLUND	Member of the Board	Mr. Carlund is Chairman of the Board of Directors of Tele2(3) and Korsnäs(4) and a member of the Board of Directors of Academic Work Solutions(8) and Net Entertainment NE(9).

JOHN HEWKO	Member of the Board	Mr. Hewko was Vice-President for Operations/Compact Development at the Millennium Challenge Corporation (“MCC”) in Washington, DC between 2004 and 2009 and an international partner at the law firm Baker & McKenzie between 1989 and 2004

WILHELM KLINGSPOR	Member of the Board	Mr. Klingspor is a member of the Board of Directors of Korsnäs(4).

ERIK MITTEREGGER	Member of the Board	Mr. Mitteregger is Chairman of the Board of Directors of Wise Group(10) and a member of the Board of Directors of Metro International(1) and Firefly(11).

STIG NORDIN	Member of the Board	Mr. Nordin is a member of the Board of Directors of Korsnäs(4).

ALLEN SANGINES-KRAUSE	Member of the Board	Mr. Sangines-Krause is Chairman of the Board of Directors of Rasaland(12) and a member of the Board of Directors of Millicom International Cellular(6).

Executive Officers:

MIA BRUNELL LIVFORS	Managing Director	Ms. Brunell Livfors is Chairman of the Board of Directors of Metro International(1) and a member of the Board of Directors of Millicom International Cellular(6), Modern Times Group MTG(2), Tele2(3), Transcom WorldWide(7), H &M Hennes & Mauritz(13), Korsnäs(4) and Mellersta Sveriges Lantbruksaktiebolag(5).

MIKAEL LARSSON	Chief Financial Officer	Mr. Larsson has been employed as Chief Financial Officer by Kinnevik since 2001.

(1)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 2-4 Avenue Marie Therese, PO Box 285, L-2012 Luxembourg.

(2)	Modern Times Group MTG AB, a Swedish limited liability company, is a European media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(3)	Tele2 AB, a Swedish limited liability company, is a telecommunications operator with focus on Northern and Eastern Europe and Russia. Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(4)	Korsnäs AB, a subsidiary of Kinnevik, is a paper and cartonboard company. Its business address is SE-801 81 Gävle, Sweden.

(5)	Mellersta Sveriges Lantbruksaktiebolag, a subsidiary of Kinnevik, is a farming company with two estates in Poland. Its business address is P.O. Box 48, SE-592 21 Vadstena, Sweden.

(6)	Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecommunications industry. Its business address is 15, rue Leon Laval, L-3372 Leudelange, Luxembourg.

(7)	Transcom WorldWide S.A. is an international customer relations services provider, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is 45 rue des Scillas, L-2529 Howald, Luxembourg.

(8)	Academic Work Solutions AB is a Swedish limited liability company that co-operates with university and college students, and offers leasing and recruitment services to companies. Its business address is Drottninggatan 23 2 tr, 582 25 Linköping, Sweden.

(9)	Net Entertainment NE AB is a Swedish limited liability company that develops and markets browser-based gaming software for sportbooks and gaming sites. Its business address is Luntmakargatan 18, 111 37 Stockholm, Sweden.

(10)	Wise Group AB is a Swedish limited liability company with four subsidiaries that offers a portfolio of services for operational and strategic HR. Its business address is Sveavägen 13, P.O. Box 22109, 104 22 Stockholm, Sweden.

(11)	Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly for the board and lumber industries. Its business address is P.O. Box 92201, 120 09 Stockholm, Sweden.

(12)	Rasaland, a real estate investment fund focusing on land development opportunities on the Mexican coast.

(13)	H & M Hennes & Mauritz AB is a Sweden-based clothes manufacturer and store chain with shops in a number of countries around the world. Its business address is SE-106 38 Stockholm, Sweden.
     The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik (publ), Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. The directors of the Board are Swedish citizens, except Mr. John Hewko who is a U.S. citizen and Mr. Allen Sangines-Krause who is a U.K. and Mexican citizen. The chairman Ms. Cristina Stenbeck is a U.S. and Swedish citizen.